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                                                       SEC File Number 005-47767

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)(1/)

                            FIRST USA PAYMENTECH, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    336 912 100
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                                 (CUSIP Number)

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

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(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

 CUSIP NO. 336 912 100
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              BANC ONE CORPORATION
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /

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    3     SEC USE ONLY

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    4     CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
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                            5     SOLE VOTING POWER

                                  0
                          ----------------------------------------------------
                            6     SHARED VOTING POWER

   NUMBER OF SHARES               19,979,081
     BENEFICIALLY         ----------------------------------------------------
    OWNED BY EACH           7     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                     0
                          ----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                  19,979,081
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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,979,081
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                     / /

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               56.9%
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   12     TYPE OF REPORTING PERSON*

              CO
------------------------------------------------------------------------------
          *SEE INSTRUCTIONS

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                                  SCHEDULE 13G

 CUSIP NO. 336 912 100
------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              First USA Financial, Inc.
------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /

------------------------------------------------------------------------------
    3     SEC USE ONLY

------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------
                            5     SOLE VOTING POWER

                                  0
                          ----------------------------------------------------
                            6     SHARED VOTING POWER

   NUMBER OF SHARES               19,979,081
     BENEFICIALLY         ----------------------------------------------------
    OWNED BY EACH           7     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                     0
                          ----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                  19,979,081
------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,979,081
------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                     / /

------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               56.9%
------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

              CO
------------------------------------------------------------------------------
          *SEE INSTRUCTIONS

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         This Amendment No. 1 (the "Amendment") to the Statement on Schedule
13G filed on February 14, 1997 (the "Statement") of First USA, Inc. and First USA Financial, Inc. is being filed by BANC ONE CORPORATION (as successor by merger to First USA, Inc.) and First USA Financial, Inc. to reflect the merger of First USA, Inc. with and into BANC ONE CORPORATION on June 27, 1997. The Statement is hereby amended and supplemented as follows (capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement).

ITEM 2(a). NAME OF PERSON FILING:

         Item 2(a)of the Statement is amended and restated in its entirety to read as follows:

         BANC ONE CORPORATION

         First USA Financial, Inc.

         As of June 27, 1996, First USA Financial, Inc. was the direct owner of 19,979,081 shares of the common stock, par value $.01 per share, of First USA Paymentech, Inc.

         Pursuant to an Agreement and Plan of Merger dated as of January 19, 1997, and amended as of April 23, 1997, between First USA, Inc. and BANC ONE CORPORATION, First USA, Inc. was merged with and into BANC ONE CORPORATION on June 27, 1997 at which time the separate corporate existence of First USA, Inc. ceased. As a result of the merger, BANC ONE CORPORATION is now the owner of 100% of the outstanding capital stock of First USA Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Item 2(b)of the Statement is amended and restated in its entirety to read as follows:

         The principal business office of BANC ONE CORPORATION is 100 East Broad Street, Columbus, Ohio 43271. The principal business office of First USA Financial, Inc. is 1601 Elm Street, Dallas, Texas 75201.

ITEM 2(c). CITIZENSHIP:

         Item 2(c)of the Statement is amended and restated in its entirety to read as follows:

         BANC ONE CORPORATION: Ohio

         First USA Financial, Inc.: Delaware

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ITEM 4. OWNERSHIP:

         Item 4 of the Statement is amended and restated in its entirety to read as follows:

         (a) Amount beneficially owned:  19,979,081

         (b) Percent of class: 56.9

         (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: None

         (ii) Shared power to vote or direct the vote: 19,979,081

         (iii) Sole power to dispose or to direct the disposition of: None

         (iv) Shared power to dispose or to direct the disposition of:
              19,979,081

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 1997

                                           BANC ONE CORPORATION

                                           By: /s/ Steven Alan Bennett
                                              ----------------------------
                                                 Steven Alan Bennett
                                                 Senior Vice President and
                                                   General Counsel

                                           FIRST USA FINANCIAL, INC.

                                           By: /s/ Philip E. Taken
                                              ----------------------------
                                                 Philip E. Taken
                                                 Senior Vice President and
                                                   General Counsel


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